Total Pages: 5
Exhibit Index: p. 3

02037594

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 5-1-02

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2002

SEC MAIL PROCESSING RECEIVED MAY 22 2002 WASH. D.C. 164 SECTION

ORCKIT COMMUNICATIONS LTD.
(Translation of Registrant's Name into English)

126 Yigal Allon Street • Tel Aviv 67448 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On May 20, 2002, Orckit Communications Ltd. (the "Company") issued a press release announcing that its shares will be listed for trading on the Tel-Aviv Stock Exchange as of Tuesday, May 21, 2002. A copy of this press release is annexed hereto as Exhibit 1.

45180952.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.
(Registrant)

By: Izhak Tamir by Neil Gold pursuant to Power of Attorney
Neil Gold for Izhak Tamir,
pursuant to authorization

Dated: May 21, 2002

The following document is attached hereto and incorporated by reference herein:

Exhibit 1 Copy of the Company's Press Release dated May 20, 2002.

The first paragraph of the press release attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12100; and (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236.

Exhibit 1

Contacts:
Erez Baron, Controller
Orckit Communications
Tel: 972 3 696 2121
erezb@orckit.com

Jeffrey Corbin / Lee Roth/Joe Mansi (Investor Relations)
KCSA Worldwide
(212) 896-1214/(212) 896-1209
jcorbin@kcsa.com / lroth@kcsa.com / jmansi@kcsa.com

ORCKIT

FOR IMMEDIATE RELEASE

ORCKIT COMMUNICATIONS LTD. TO BE LISTED ON THE TEL-AVIV STOCK EXCHANGE

Tel Aviv, Israel, May 20, 2002 - Orckit Communications Ltd. (NASDAQ: ORCT) announced today that its shares will be listed for trading on the Tel-Aviv Stock Exchange, as of Tuesday, May 21, 2002. Orckit's shares will continue to trade on the Nasdaq Stock Market.

The dual listing will provide access to Israeli and international investors who currently do not trade U.S. shares due to various restrictions, costs or time differences.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

You may register to receive Orckit's future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit™" icon at www.kcsa.com.